Energy Future Holdings Corp.

VIA EDGAR	December 29, 2008

Re:	Energy Future Holdings Corp. and Subsidiary Guarantors
Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Energy Future Holdings Corp., a Texas corporation (the “Issuer”), on behalf of itself and the subsidiary guarantors (collectively, the “Guarantors,” and together with the Issuer, the “Registrants”), has submitted for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants’ registration statement on Form S-4 (as amended, the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuer’s offers to exchange $2,000,000,000 aggregate principal amount of its 10.875% Senior Notes due 2017 and $2,500,000,000 aggregate principal amount of its 11.250%/12.000% Senior Toggle Notes due 2017 (collectively, the “Exchange Notes”) for any and all of its outstanding 10.875% Senior Notes due 2017 and 11.250%/12.000% Senior Toggle Notes due 2017 (collectively, the “Outstanding Notes”), respectively, which were offered and sold in October 2007 in reliance upon Rule 144A and Regulation S under the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, who are also registrants under the S-4 Registration Statement.

December 29, 2008

The Registrants are registering the exchange offers on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) The Registrants have further authorized me to include the following representation to the Staff of the Commission:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offers is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offers that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offers (through the exchange offers prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offers may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrant will also include in the letter of transmittal to be executed by each holder participating in the exchange offers that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

December 29, 2008

The Registrants are also registering an additional $150,000,000 aggregate principal amount of its 11.250%/12.000% Senior Toggle Notes due 2017 that will be issued by the Issuer on May 1, 2009 in lieu of cash interest payments on its outstanding 11.250%/12.000% Senior Toggle Notes due 2017. Such additional principal amount constitutes the Issuer’s reasonable good faith estimate of the amount of such notes that will be paid as interest in lieu of cash.

The filing fee for the S-4 Registration Statement in the amount of $182,745 is being paid partially through the use of a credit of the Issuer in an aggregate amount of $176,850 from the fees paid in connection with its Registration Statement on Form S-3 (SEC File No. 333-115159), initially filed by the Issuer on May 4, 2004. The remaining amount of $5,895 was previously sent to the account of the Commission maintained at the U.S. Bank of St. Louis, Missouri.

If you have any questions on the above-referenced S-4 Registration Statement, please contact me at (214) 812-4032.

Very truly yours,

Energy Future Holdings Corp.

By:	/s/ PAUL M. KEGLEVIC
Paul M. Keglevic,
Executive Vice President and Chief Financial Officer

-3-